Exhibit 6.9

TRANSACTION BONUS

FORFEITURE agreement

THIS TRANSACTION BONUS FORFEITURE AGREEMENT (the “Agreement”) is made as of October ___, 2015 (the “Effective Date”) by and between Alfred G. Holcomb (“Holcomb”) and Aperion Biologics, Inc., a Delaware corporation (“Aperion”).

RECITALS:

A.           Pursuant to that certain letter agreement dated December 16, 2013, and in consideration for Holcomb’s prior service to the Aperion, Aperion granted Holcomb a contractual right to receive a cash bonus payable upon an “Acquisition” of Aperion as such term was defined in the letter agreement (the “Holcomb Bonus Award”).

B.           As of the date of this Agreement, Aperion is preparing a public offering of its common stock (the “Public Offering”) pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”) and has filed an offering statement on Form 1-A with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Public Offering.

C.           Aperion and Holcomb, as applicable, have each determined that:  it is in the best interest of each of Aperion and Holcomb to terminate the rights to the Holcomb Bonus Award upon completion of the Public Offering.

NOW, THEREFORE, in consideration of the foregoing and of the covenants set forth below, Aperion and Holcomb agree as follows:

1.          Holcomb Contingent Forfeiture of Bonus Award. Holcomb hereby agrees that all of its rights and interest in the Holcomb Bonus Award shall be terminated and forfeited upon the completion of the Public Offering

2.          Successors. This Agreement shall bind and inure to the benefit of the respective heirs, personal representatives, successors and assigns of the parties to this Agreement. Nothing contained herein shall be construed, however, to allow Aperion or Holcomb to assign their rights or delegate their duties under this Agreement.

3.          Choice of Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

4.          Amendment and Modification.  Aperion and Holcomb may amend this Agreement only by a written instrument executed by all the parties to this Agreement.

5.          Entire Agreement.  This Agreement embodies the entire agreement between the parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

6.          Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.          Headings.  The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date set forth above.

Aperion Biologics, Inc.,
a Delaware corporation

By:
Its:

Alfred G. Holcomb